Exhibit 99.1

The business combination described in this document involves securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

October 14, 2026

Company name:	World Co., Ltd.
Representative:	Nobuteru Suzuki
Representative Director of the Board,
President and Executive Officer
(Securities code: 3612; Prime Market of TSE)
Contact:	Keiichi Nakabayashi
Member of the Board,
Executive Vice President and Executive Officer
(Phone: +81-3-6887-1300)

Company name:	TSI Holdings Co., Ltd.
Representative:	Tsuyoshi Shimoji
Representative Director, President and CEO
(Securities code: 3608; Prime Market of TSE)
Contact:	Mitsuru Naito
Executive General Manager and CFO
(Phone: +81-3-5785-6400)

Notice Regarding Business Integration Through Establishment of Joint Holding Company

(Share Transfer) Between World Co., Ltd. and TSI Holdings Co., Ltd.

World Co., Ltd. (“World”) and TSI Holdings Co., Ltd. (“TSIHD”; hereinafter, World and TSIHD are collectively referred to as the “Companies”) have agreed to establish INFINITY UNITED Inc. (the “Joint Holding Company”), which will become the wholly owning parent company of the Companies, by way of a joint share transfer (the “Share Transfer”), effective March 1, 2027 (scheduled) (the “Business Integration”). Pursuant to resolutions adopted at the meetings of the boards of directors of the Companies held today, the Companies entered into a business integration agreement with respect to the Business Integration in the spirit of equality between the Companies (the “Business Integration Agreement”) and jointly prepared a share transfer plan relating to the Share Transfer (the “Share Transfer Plan”) today. Accordingly, the Companies hereby announce the details as set forth below.

The effectuation of the Business Integration and the Share Transfer is subject to approval at shareholders’ meetings of the Companies and the approvals and other required clearances of the relevant authorities.

1.	Outline of the Business Integration

(1)	Background to the Business Integration

The World Group (meaning World and its subsidiaries and equity-method affiliates; hereinafter the same applies) has, as a value-creating enterprise that continuously generates a diverse range of fashion-related products and services sought by customers, consistently transformed its business model by leveraging technology as a source of competitive advantage since announcing its “SPARCS Vision” in 1992, and has strived to build a “one-of-a-kind fashion ecosystem in the world” that eliminates loss and waste.

Under its medium-term management plan, “VISION-W,” which commenced in March 2026, the World Group has set forth its vision of “Offering a Diverse Range of Fashion to Society—Toward Becoming the Fashion Industry’s ‘Third Pole (Note)’.” From a business model perspective, under the banner of “Full-Fledged Implementation of the Evolving WORLD Fashion Ecosystem,” the World Group is taking on a leap to become a one-of-a-kind value-creating company in the world through four touchpoints comprising its core B2B and B2C businesses, together with IP and alliances, and M&A. Through the reorganization of its business portfolio and the implementation of growth engines, the World Group is driving transformation across the group.

(Note)

World positions the “third pole of an overwhelmingly diverse group” as a platform serving as the home for a wide array of fashion brands and fashion services, distinct from the “first pole of global SPA operators” and the “second pole of mega-retailers and mega-suppliers.”

TSIHD was established in 2011 through the business integration of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. The integration was undertaken in response to a shared sense of urgency regarding excessive competition in the domestic market and the rise of overseas fast-fashion retailers, with the aim of achieving cost reductions that neither company could have realized independently, integrating logistics and IT systems, and sharing the burden of investments in e-commerce, among other objectives. Since then, TSIHD has respected the autonomy of each brand and pursued growth by leveraging its distinctive characteristics.

Since 2021, TSIHD has implemented measures including the integration of its major subsidiaries and the consolidation of its head office functions. In April 2024, it formulated the “TSI Innovation Program 2027” (TIP27) with the aim of achieving company-wide optimization. Under the TIP27, it set forth its vision of becoming a “Creator of Fashion Entertainment” and is working to establish a highly profitable business structure through fundamental, cross-brand reforms of its earnings structure, while also improving capital efficiency. In addition, as part of its portfolio strategy, TSIHD is investing in brands positioned to drive its next phase of growth, with the aim of sustainably enhancing its corporate value.

The management teams of World and TSIHD share the Companies’ histories and values and understand that their respective business portfolios are highly complementary with minimal overlap, and that operating as a single company would realize significant benefits of scale.

In addition, the Companies’ respective brand portfolios have very limited overlap in terms of customer segments, sales channels, product offerings, and price points. Furthermore, the TSI Group (meaning TSIHD and its subsidiaries and equity-method affiliates; hereinafter the same applies)’s brand development capabilities in areas such as streetwear and American casual fashion complement the World Group’s business infrastructure, including its proven external-sales platform and highly distinctive circular business. The Companies therefore concluded that combining their respective differentiated capabilities would generate greater synergies.

The Companies have also long shared a common understanding of the business environment surrounding them, particularly with respect to the following three factors:

(i)	Excessive Competition in the Japanese Fashion Market and Opportunities for Industry Optimization

(a)

The Japanese fashion market has been characterized by an oversupply of stores and brands for more than a decade. As a result, an increasing number of brands have been unable to fully utilize their brand value, making it difficult to sustain their businesses. This oversupply of brands has also led to the duplication of stores, e-commerce websites, logistics, systems, and inventory, thereby structurally increasing costs across the industry.

(b)

In addition, business models centered on the import and sale of products are facing heightened geopolitical risks and rising procurement costs resulting from currency depreciation. At the same time, the Companies are being compelled to address the issues of Japan’s declining population and inflation-driven cost increases.

(c)

On the other hand, the Japanese fashion industry has yet to experience the kind of consolidation and strategic alliances that have been implemented in other industries to pursue economies of scale, strengthen competitiveness, and optimize costs. Conversely, this suggests that opportunities for those to occur still remain.

(ii)	Evolving Consumer Dynamics and New Creative Horizons

(a)

While global SPAs and mega-retailers that effectively adapted to shifting consumer preferences and digitally integrated touchpoints continue to consolidate market share, dynamic emerging players armed with novel creativity and business models are rising rapidly.

(b)

These facts do not indicate that the fashion market or the appeal of fashion has diminished. Rather, they suggest that, despite continued growth in demand for fashion, many long-established companies have not necessarily adapted effectively to these changes.

(c)

Conversely, enterprises that adapt decisively to consumer evolution can capture tremendous growth, as emerging players have demonstrated, while attracting specialized talent across the value chain, even in competition with other industries.

(iii)	Limits of Traditional Fashion and Need to Transition to New Business Models

(a)

From a sustainability perspective, the traditional fashion industry’s model of mass production, heavy discounting, and large-scale disposal places a significant burden on the environment. As a result, the sustainability of the traditional fashion business model has already begun to reach its limits.

(b)

It is widely recognized that, in order for the fashion industry to remain a responsible industry for future generations, it must possess sufficient capital scale, investment capacity, and a willingness to continuously embrace change, and that initiatives that extend beyond the boundaries of individual companies are becoming essential.

(c)

The industry must urgently transition beyond the conventional “make-and-sell” model into a circular business model designed for reuse, regeneration, and lifecycle management, contributing to a sustainable society while securing resilient, recurring revenue streams.

(2)	Objectives of the Business Integration and Management Philosophy

Based on this shared assessment and strategic urgency, the Companies continued engaging in discussions from around June 2026 regarding whether implementing a business integration would lead to resolving these issues and contribute to enhancing the corporate value of the Companies. As a result, the Companies became convinced that realizing the Business Integration will contribute to both resolution of these issues and enhancement of the corporate value, and entered into the Business Integration Agreement today. The purposes of the Business Integration as agreed by the Companies are as follows:

Establishing a “Third Pole” in the Fashion Industry and Creating a New Value-Creating Industry

(i)

More specifically, through culture and management approaches that embrace diversity, together with a competitive business foundation supported by scale, the Companies will transform duplicative investments and costs that have long burdened the industry into value and realize a value-creating enterprise that will bring new creativity to the world leveraging such value as a source.

(ii)

In the short to medium term, the Companies will aim to generate the synergy effects described in (3) below in order to demonstrate the growth and profitability of the “third pole.” By creating and reallocating resources, the Companies will further invest in human capital, fulfill their responsibilities as pioneers in advancing the SDGs, and present a new model for growth and profitability within the fashion industry.

(iii)

Over the longer term, the combined enterprise will deploy an industrialized, closed-loop circular business model to realize a profitable, zero-emission ecosystem. As a result, it will serve as Asia’s premier hub where creators and industry specialists can sustainably innovate, share in economic success, and generate world-class creativity both directly and indirectly.

(3)	Expected Synergy Effects from the Business Integration

The Companies share the belief that “Japanese fashion still possesses the power to inspire the world in ways yet unseen.” They are confident that “the Business Integration represents a decision to unlock that power and transform it into a new industry.” In other words, the Companies believe that the significance of the Business Integration lies in transforming the industry so that it will enable a shift away from the traditional “basis of competition” centered on apparel sales, measured by factors such as the number of stores and discount rates, and will instead redesign its future toward multi-dimensional value creation across lifestyle, fashion, and entertainment.

Through the Business Integration, the Companies expect to generate the following synergy effects by effectively leveraging their respective proprietary know-how and integrating their management resources and business foundations; by doing so, the Companies aim to further enhance their corporate value and shareholder value:

(i)	Pursuit of Economies of Scale through Business Infrastructure

•

In operational infrastructure requiring substantial investment, such as information systems and logistics, as well as indirect services including corporate functions, the Companies will leverage technology to establish a shared business platform and capture cost synergies and economies of scale by consolidating fragmented administrative functions and eliminating duplicative overhead.

•

While preserving the unique creativity of each brand, the integration and mutual utilization of value-chain foundations spanning production and sourcing of products, logistics, and sales are expected to enhance cost competitiveness and expand growth opportunities. In addition, further cost reductions are expected through the integration of purchasing, payments, and other functions by leveraging the scale.

(ii)	Realization of Growth Potential Through Integrated Utilization of Mutual Know-how and Resources

•

The Companies intend to expand growth opportunities through initiatives, such as enhancing digital marketing by integrating customer data which are valuable assets of their brands and businesses; evolving sales channel strategies based on OMO through mutual complementation of the Companies’ customer touchpoints; and broadening merchandising strategies through the mutual provision of the Companies’ product content and joint development of sales channels including regional and overseas channels.

•

By combining and operating in an integrated manner the TSI Group’s distinctive brands and creative engine with the World Group’s diverse brand portfolio, management know-how, and human resources in its B2B business and circular business operations, the Companies will accelerate growth across their respective businesses and talent development.

(iii)	Creation of New Value Through Expanded Growth and Human Capital Investments in Both Quality and Scale

•

Supported by increased investment capacity resulting from economies of scale, the Companies will expand growth and development investments, including M&A, overseas expansion, and long-term industry investments. The Companies will pursue the dual objectives of “maximizing return on invested capital (ROIC)” and “building long-term competitive strength,” while clarifying disciplined entry and exit criteria and executing these investments in a prudent yet bold manner.

•

In a fashion industry that is labor-intensive and heavily dependent on individual expertise and creativity, human capital plays a critical role in determining long-term competitiveness of a company, and passion, craftsmanship, and technical expertise are key drivers of brand value. The Companies therefore intend to further strengthen investments in human capital and talent development to ensure that the Companies will possess sufficient quality and scale of human capital and organizational capabilities.

2.	Summary of the Business Integration

(1)	Schedule of the Business Integration

Board of directors’ meetings to approve the Business Integration Agreement and the Share Transfer Plan (the Companies)	October 14, 2026 (Wednesday) (Today)

Execution of the Business Integration Agreement and preparation of the Share Transfer Plan (the Companies)	October 14, 2026 (Wednesday) (Today)

Public notice of the record date for the extraordinary general meetings of shareholders (the Companies)	October 16, 2026 (Friday) (Scheduled)

Record date for the extraordinary general meetings of shareholders (the Companies)	October 31, 2026 (Saturday) (Scheduled)

Extraordinary general meeting of shareholders to approve the Share Transfer Plan (World)	December 24, 2026 (Thursday) (Scheduled)

Extraordinary general meeting of shareholders to approve the Share Transfer Plan (TSIHD)	December 24, 2026 (Thursday) (Scheduled)

Delisting date (the Companies)	February 25, 2027 (Thursday) (Scheduled)

Registration date of incorporation of the Joint Holding Company (effective date of the Share Transfer)	March 1, 2027 (Monday) (Scheduled)

Initial listing date of shares of the Joint Holding Company	March 1, 2027 (Monday) (Scheduled)

(Note)

The above is the schedule set out as of the present and is subject to change as a result of future discussions between the Companies. In addition, implementation of the Business Integration is subject to obtaining the necessary approvals, permits, and clearances from the relevant authorities. Should any changes to the schedule of the Business Integration become necessary due to the status of such approvals, permits, or clearances, the Companies will promptly make an announcement.

(2)	Method of the Share Transfer

The Share Transfer will be implemented as a joint share transfer, pursuant to which World and TSIHD will become wholly owned subsidiaries, and the newly established Joint Holding Company will become the wholly owning parent company. After the joint share transfer becomes effective, three companies, namely, TSI Inc., World Brands Co., Ltd., and World Solutions Co., Ltd., are scheduled to become intermediate holding companies through implementation of corporate reorganization procedures, and the Companies are considering changing the trade name of World Brands Co., Ltd. to World Co., Ltd. (please refer to (i) through (iii) below).

(i)	Current Status

(ii)	Capital Relationship After the Integration (When the Joint Share Transfer Becomes Effective)

(Note 1)	World and TSIHD are each scheduled to be delisted on February 25, 2027.

(Note 2)	The Joint Holding Company (INFINITY UNITED) is scheduled to be newly listed on the Prime Market of the Tokyo Stock Exchange on March 1, 2027 (technical listing).

(iii)	Capital Relationship After the Integration (After Implementation of Corporate Reorganization)

(3)	Details of Allotment Pertaining to the Share Transfer (Share Transfer Ratio)

	World	TSIHD
Share transfer ratio	1	0.8

(Note 1)	Details of the share allocation pertaining to the Share Transfer

For each share of common stock of World, one share of common stock of the Joint Holding Company will be allotted and delivered, and for each share of common stock of TSIHD, 0.8 share(s) of common stock of the Joint Holding Company will be allotted and delivered. However, if any material change occurs in the conditions underlying the calculation of the above share transfer ratio, the ratio may be revised upon discussion between the Companies.

The number of shares constituting one unit of the Joint Holding Company is expected to be 100 shares.

If, as a result of the Share Transfer, any fractional share less than one whole share occurs in the number of shares of common stock of the Joint Holding Company that need to be delivered to shareholders of World or TSIHD, the Joint Holding Company will pay those shareholders an amount corresponding to the fractional share less than one whole share in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(Note 2)	Number of new shares to be delivered by the Joint Holding Company upon the Share Transfer (expected): common shares: 121,858,487 shares

The above is based on 77,139,828 shares, which is the total number of issued shares of World (as of August 31, 2026) and 63,438,793 shares, which is the total number of issued shares of TSIHD (as of August 31, 2026). However, each of World and TSIHD intends to cancel, prior to the effective date of the Share Transfer, its treasury shares currently held or to be newly acquired in the future to the extent practically cancellable. Accordingly, in the calculation above, (i) 857,631 shares of common stock held by World as treasury shares as of August 31, 2026, (ii) 6,468,430 shares of common stock held by TSIHD as treasury shares as of August 31, 2026, and (iii) any treasury shares to be acquired as a result of purchases of shares from dissenting shareholders pursuant to their appraisal rights under Article 806, Paragraph 1 of the Companies Act to be exercised in connection with the Share Transfer have been excluded from the shares eligible for the delivery of new shares. Since the actual number of treasury shares to be cancelled prior to the effective date of the Share Transfer has not yet been determined, the above number of shares to be issued by the Joint Holding Company is subject to change.

(Note 3)	Treatment of shares constituting less than one unit

The shares of the Joint Holding Company to be allotted to shareholders of World and TSIHD in connection with the Share Transfer are expected to be subject to an application for initial listing on the Tokyo Stock Exchange. If such application is approved, the shares of the Joint Holding Company will become tradable on the Tokyo Stock Exchange. Accordingly, shareholders of World or TSIHD who will receive an allotment of 100 shares of the Joint Holding Company, which is the number of shares constituting one unit of the Joint Holding Company, or more as a result of the Share Transfer, including those holding at least 100 shares of World or at least 125 shares of TSIHD, are expected to continue to enjoy liquidity in the shares of the Joint Holding Company. Shareholders of World or TSIHD who will receive an allotment of shares fewer than one unit (100 shares) of the Joint Holding Company will not be able to sell such allotted shares on the Tokyo Stock Exchange or any other financial instruments exchange. However, pursuant to Article 192, Paragraph 1 of the Companies Act, shareholders holding shares constituting less than one unit may request that the Joint Holding Company purchase such shares constituting less than one unit. In addition, pursuant to Article 194, Paragraph 1 of the Companies Act and the relevant provisions to be included in the Articles of Incorporation of the Joint Holding Company, shareholders holding shares constituting less than one unit are expected to be entitled to purchase from the Joint Holding Company such number of shares as, when combined with the number of shares constituting less than one unit held by them, would constitute one unit.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Association with the Share Transfer

The Companies have not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Treatment of Treasury Shares

The Companies intend, prior to the effective date of the Share Transfer, to cancel their treasury shares currently held by them or to be acquired by them in the future to the extent practically cancellable.

(6)	Dividends of Surplus and Other Matters

The Companies have agreed in the Business Integration Agreement that: World may pay dividends of surplus with a record date falling on or prior to February 28, 2027, in an amount not exceeding 36 yen per share; and TSIHD may pay dividends of surplus with a record date falling on or prior to February 28, 2027, in an amount not exceeding 70 yen per share.

In addition, World plans to provide shareholder benefits to shareholders who are recorded or registered under the same shareholder number on two or more consecutive occasions (over a period of six months) and hold at least one trading unit (100 shares) of World shares with a record date on or before February 28, 2027. TSIHD plans to provide shareholder benefits to shareholders who hold at least one trading unit (100 shares) of TSIHD shares with a record date on or before February 28, 2027.

Furthermore, the Companies intend to adopt a basic policy of maximizing shareholder value and corporate value by adopting a progressive dividend policy that, while taking into account the enhancement of retained earnings in preparation for future business development and sustainable growth, reflects increases in earnings per share supported by improved performance of the Joint Holding Company Group and uses as a benchmark the higher of a specified dividend payout ratio or a specified dividend-on-equity ratio (DOE), and by actively considering shareholder returns through share repurchases, cancellations of treasury shares, and other measures.

3.	Grounds for Details of Allotment Pertaining to the Share Transfer

(1)	Grounds and Reasons for Details of Allotment

In calculating the share transfer ratio set forth in “(3) Details of Allotment Pertaining to the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above (the “Share Transfer Ratio”), World appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and TSIHD appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective financial advisors and third-party valuation firms, each independent of the Companies, in order to ensure the fairness and reasonableness of the Share Transfer Ratio.

As a result of careful discussions and deliberations based on the results of the calculation of the Share Transfer Ratio and the advice received from Nomura Securities, the third-party valuation firm, as described in “(i) Receipt of Valuation Reports from Independent Third-Party Valuation Firms” under “(4) Measures to Ensure Fairness” below, the legal advice received from Nishimura & Asahi (Gaikokuho Kyodo Jigyo) as described in “(ii) Advice from Independent Law Firms” under “(4) Measures to Ensure Fairness” below, and the results of the various due diligence reviews conducted by World and its advisor with respect to TSIHD, among other matters, and taking into account the financial condition, business performance trends, stock price trends, and other relevant factors of the Companies, World determined that the Share Transfer Ratio set forth in “(3) Details of Allotment Pertaining to the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above is reasonable and that there are no unreasonable aspects in the management structure following the establishment and initial listing of the Joint Holding Company described in “7. Future Outlook.” Accordingly, World concluded that the Share Transfer will contribute to the interests of its shareholders.

As a result of careful discussions and deliberations based on the results of the calculation of the Share Transfer Ratio and the advice received from Mizuho Securities, the third-party valuation firm, as described in “(i) Receipt of Valuation Reports from Independent Third-Party Valuation Firms” under “(4) Measures to Ensure Fairness” below, the legal advice received from Nomura & Partners as described in “(ii) Advice from Independent Law Firms” under “(4) Measures to Ensure Fairness” below, and the results of the various due diligence reviews conducted by TSIHD and its advisor with respect to World, among other matters, and taking into account the financial condition, business performance trends, stock price trends, and other relevant factors of the Companies, TSIHD determined that the Share Transfer Ratio set forth in “(3) Details of Allotment Pertaining to the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above is reasonable and that there are no unreasonable aspects in the management structure following the establishment and initial listing of the Joint Holding Company described in “7. Future Outlook.” Accordingly, TSIHD concluded that the Share Transfer will contribute to the interests of its shareholders.

Accordingly, as a result of multiple rounds of careful negotiations and discussions between the Companies, comprehensively taking into account factors such as the financial condition, business performance trends, and stock price trends of the Companies, based on the results of the due diligence reviews conducted by each of the Companies with respect to the other party and other relevant matters, in reference to the results of the calculations and advice provided by the third-party valuation firms and the advice provided by the legal advisors, the Companies ultimately determined that the Share Transfer Ratio set forth in “(3) Details of Allotment Pertaining to the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Business Integration” above is reasonable and that the Share Transfer will contribute to the interests of the shareholders of the Companies. Accordingly, at the meetings of their respective boards of directors held today, the Companies resolved to enter into the Business Integration Agreement and prepare the Share Transfer Plan, and thereafter entered into the Business Integration Agreement and jointly prepared the Share Transfer Plan.

(2)	Matters Relating to Valuation

(i)	Name of Valuation Firm and Its Relationship with the Listed Companies and the Counterparty

Nomura Securities, which serves as World’s financial advisor and third-party valuation firm, is not a related party of either World or TSIHD and does not have any material interest in the Share Transfer that is required to be disclosed.

The fees payable to Nomura Securities in connection with the Share Transfer include a success fee contingent upon, among other things, the completion of the Share Transfer. However, World determined that the inclusion of such a success fee does not negate the independence of Nomura Securities taking into account general market practice in similar transactions. Accordingly, World appointed Nomura Securities as its financial advisor and third-party valuation provider under the above fee arrangement.

Mizuho Securities, which serves as TSIHD’s financial advisor and third-party valuation firm, is not a related party of either World or TSIHD and does not have any material interest in the Share Transfer. Mizuho Bank, Ltd. (“Mizuho Bank”), a group company of Mizuho Securities, engages in lending and other transactions with World and TSIHD as part of its ordinary banking transactions, but does not have any material interest involving a conflict of interest with respect to the Share Transfer. According to Mizuho Securities, it has established and implemented an appropriate framework for managing conflicts of interest in accordance with Article 36 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of 2007, as amended), and has calculated the Share Transfer Ratio from a standpoint independent of Mizuho Bank’s position as a lender. TSIHD selected Mizuho Securities as an independent third-party valuation firm in light of, among other things, Mizuho Securities’ track record as a valuation firm and the fact that Mizuho Securities has implemented appropriate measures to prevent adverse effects.

The fees payable to Mizuho Securities in connection with the Share Transfer include a success fee contingent upon, among other things, the successful completion of the Share Transfer. However, taking into account general industry practice in similar transactions, TSIHD determined that the independence of Mizuho Securities would not be negated solely by the inclusion of a success fee payable upon completion of the Share Transfer, and selected Mizuho Securities as its financial advisor and third-party valuation firm based on the foregoing fee arrangement.

(ii)	Outline of Valuation

In order to ensure fairness in calculating the Share Transfer Ratio, World appointed Nomura Securities as its financial advisor and third-party valuation firm, while TSIHD appointed Mizuho Securities as its financial advisor and third-party valuation firm. The Companies respectively requested such firms to calculate and analyze the Share Transfer Ratio.

In calculating the Share Transfer Ratio, Nomura Securities adopted the average market price method, as the shares of both World and TSIHD are listed on the Prime Market of the Tokyo Stock Exchange and market prices are available for their respective shares. In addition, Nomura Securities adopted the comparable company analysis, as there are multiple listed companies comparable to each of World and TSIHD and it is therefore possible to estimate their share values by comparison with such comparable companies, and the discounted cash flow method (the “DCF Method”) in order to reflect the future business performance of the Companies in the valuation.

The results of the calculations under each of the methods are as follows. The following calculated ranges for the Share Transfer Ratio represent the calculated ranges of the number of shares of common stock of the Joint Holding Company to be allotted for one share of common stock of TSIHD where one share of common stock of the Joint Holding Company is allotted for one share of common stock of World.

Method	Calculated Range of the Share Transfer Ratio
Average Market Price Method	0.77~0.78
Comparable Company Analysis	0.66~1.56
DCF Method	0.72~1.19

Under the average market price method, October 13, 2026 was used as the valuation reference date, and the valuation was conducted based on the closing price on the valuation reference date; the average of the closing prices for the five business days from October 6, 2026 through the valuation reference date; the average of the closing prices for the one-month period from September 14, 2026 through the valuation reference date; the average of the closing prices for the three-month period from July 14, 2026 through the valuation reference date; and the average of the closing prices for the six-month period from April 14, 2026 through the valuation reference date.

In calculating the Share Transfer Ratio described above, Nomura Securities used information provided by the Companies and publicly available information, and assumed that all such materials and information were accurate and complete. Nomura Securities has not independently verified the accuracy or completeness thereof. In addition, Nomura Securities has not independently conducted any valuation, appraisal or assessment of the assets or liabilities of the Companies and their respective affiliates, including any analysis or evaluation of individual assets and liabilities, nor has it requested any third-party firm to conduct any appraisal or assessment thereof. Such assets and liabilities include financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities. Nomura Securities’ calculation of the Share Transfer Ratio reflects the information and economic conditions available as of October 13, 2026. In addition, Nomura Securities assumed that: (i) World’s financial forecasts and other forward-looking information were reasonably prepared by World’s management based on the best estimates and judgments then available and made in good faith; (ii) TSIHD’s financial forecasts and other forward-looking information were reasonably reviewed and confirmed by TSIHD’s management based on the best estimates and judgments then available and made in good faith; and (iii) the financial conditions of World and TSIHD would progress in line with such forecasts.

The business plans of World and TSIHD used by Nomura Securities as the basis for its calculations under the DCF Method do not include any synergies resulting from the Business Integration. With respect to World’s business plan for the fiscal years ending February 2027 through February 2029, which Nomura Securities used as the basis for its calculations under the DCF Method, there are no fiscal years in which significant fluctuations in earnings are projected. On the other hand, TSIHD’s business plan for the fiscal years ending February 2027 through February 2029, which Nomura Securities used as the basis for its calculations under the DCF Method, includes fiscal years in which significant fluctuations in earnings are projected. Specifically, TSIHD’s operating profit and its free cash flow is expected to increase substantially year on year in the fiscal years ending February 2027 and February 2028, driven by the implementation of profitability improvement measures, including the review of personnel allocation and the consolidation or closure of businesses and stores based on its portfolio strategy, the optimization of marketing expenses such as advertising and sales promotion expenses, the consolidation of suppliers and the review of its production system, as well as growth in businesses recently acquired through M&A. In addition, for the fiscal year ending February 2027, TSIHD expects a substantial increase in net sales as a result of the consolidation of the financial results of companies recently acquired through M&A transactions, as well as a substantial increase in EBITDA for the same reasons that are expected to drive the increase in operating profit in such fiscal year.

Mizuho Securities calculated the Share Transfer Ratio by applying (i) the market price analysis, since the shares of both World and TSIHD are listed on the Prime Market of the Tokyo Stock Exchange and their market prices are available, (ii) the comparable company analysis, since there are multiple listed companies comparable to each of World and TSIHD, making it possible to infer their share values through comparison with such similar companies, and (iii) the DCF Method, in order to reflect the future business activities of the Companies in the valuation.

The valuation results under each of the above methods are as follows. The ranges of the Share Transfer Ratio set forth below represent the ranges of the number of common shares of the Joint Holding Company to be allotted for each common share of TSIHD, assuming that one common share of the Joint Holding Company is allotted for each common share of World.

Method	Calculated Range of the Share Transfer Ratio
Market Price Analysis	0.77~0.78
Comparable Company Analysis	0.41~1.31
DCF Method	0.35~1.28

For the market price analysis, Mizuho Securities used October 13, 2026 as the valuation reference date and conducted the valuation using the closing share prices on the valuation reference date and the simple averages of the closing share prices for the one-month, three-month, and six-month periods preceding the valuation reference date on the Tokyo Stock Exchange. Based on the results of such valuation, Mizuho Securities calculated the range of the Share Transfer Ratio.

Under the DCF Method, Mizuho Securities valued the enterprise value of each company by discounting future cash flows, calculated based on the financial forecasts prepared by each company, to their present value using a certain discount rate. The business plans of World and TSIHD used by Mizuho Securities as the basis for the DCF Method do not reflect synergies expected to result from the Business Integration. The business plan of World for the fiscal years ending February 2027 through February 2029 used by Mizuho Securities as the basis for the DCF Method does not include any fiscal year in which a significant increase or decrease in profit is expected, whereas the business plan of TSIHD for the fiscal years ending February 2027 through February 2029 used by Mizuho Securities as the basis for the DCF Method includes fiscal years in which significant increases or decreases in profit are expected. Specifically, TSIHD expects a significant year-on-year increase in operating income in the fiscal years ending February 2027 and February 2028 as a result of implementing profit structure reform measures, including optimizing staffing and the consolidation of businesses and stores based on its portfolio strategy, improving the efficiency of marketing expenses such as advertising and promotional expenses, supplier consolidation and a review of its production structure, as well as growth in businesses recently acquired through M&A. In addition, TSIHD expects free cash flow to increase significantly year on year in each of the fiscal years ending February 2028 and February 2029, primarily due to the effects of the same measures. In addition, for the fiscal year ending February 2027, TSIHD expects a substantial increase in net sales as a result of the consolidation of the financial results of companies recently acquired through M&A transactions, and a substantial increase in EBITDA for the same reasons underlying the expected increase in operating profit for such fiscal year.

In calculating the Share Transfer Ratio, Mizuho Securities used information provided by each company and publicly available information, among other materials, on the assumption that all such materials and information were accurate and complete, and did not independently verify their accuracy or completeness. Mizuho Securities did not independently conduct any valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of each company or any of their affiliates, including an analysis and valuation of individual assets and liabilities, nor did it request any third-party firm to conduct any such appraisal or assessment. In addition, Mizuho Securities assumed that the business outlooks and financial forecasts of each company had been reasonably prepared in accordance with appropriate procedures based on the best forecasts and judgments then available to the respective management teams.

(3)	Matters Relating to the Listing Application for the Joint Holding Company

World and TSIHD intend to apply for the initial listing (technical listing) of the shares of the newly established Joint Holding Company on the Prime Market of the Tokyo Stock Exchange. The scheduled listing date is March 1, 2027, the date of registration of incorporation of the Joint Holding Company.

In addition, because World and TSIHD will become wholly owned subsidiaries of the Joint Holding Company as a result of the Share Transfer, their respective shares are scheduled to be delisted from the Tokyo Stock Exchange as of February 25, 2027, prior to the listing of the Joint Holding Company. If the listing of the shares of the Joint Holding Company is approved, the shareholders of the Companies will be able to continue trading on the Tokyo Stock Exchange the shares of the Joint Holding Company delivered to them in connection with the Share Transfer.

The listing date of the shares of the Joint Holding Company and the delisting dates of the Companies will be determined in accordance with the applicable rules of the Tokyo Stock Exchange.

(4)	Measures to Ensure Fairness

World and TSIHD have taken the following measures to ensure the fairness of the Share Transfer Ratio and the fairness of the Share Transfer as a whole:

(i)	Receipt of Valuation Reports from Independent Third-Party Valuation Firms

For the benefit of its shareholders, World obtained a valuation report regarding the Share Transfer Ratio, dated October 13, 2026, from Nomura Securities, a third-party valuation firm independent of World and TSIHD. For an overview of the valuation report, please refer to “(2) Matters Relating to the Valuation” under “3. Grounds for Details of Allotment Pertaining to the Share Transfer” above.

TSIHD, on the other hand, obtained a valuation report regarding the Share Transfer Ratio, dated October 13, 2026, from Mizuho Securities, a third-party valuation firm independent of World and TSIHD, for the benefit of its shareholders. For an overview of the valuation report, please refer to “(2) Matters Relating to the Valuation” under “3. Grounds for Details of Allotment Pertaining to the Share Transfer” above.

(ii)	Advice from Independent Law Firms

World has received legal advice from Nishimura & Asahi (Gaikokuho Kyodo Jigyo), its legal advisor for the Share Transfer, regarding the procedures for the Share Transfer and the methods and processes of decision-making by its board of directors, among other matters.

TSIHD, on the other hand, has received legal advice from Nomura & Partners, its legal advisor for the Share Transfer, regarding the procedures for the Share Transfer and the methods and processes of decision-making by its board of directors, among other matters.

Each of Nishimura & Asahi (Gaikokuho Kyodo Jigyo) and Nomura & Partners is independent of World and TSIHD and has no material interest in either of the Companies.

(5)	Measures to Avoid Conflicts of Interest

No special measures have been taken because no particular conflict of interest has arisen between World and TSIHD in connection with the Share Transfer.

4.	Overview of the Parties to the Share Transfer (as of August 31, 2026, except as otherwise indicated)

(1) Name	World Co., Ltd.	TSI Holdings Co., Ltd.

(2) Location	6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City, Hyogo	Sumitomo Fudosan Aoyama Building, 8-5-27 Akasaka, Minato-ku, Tokyo

(3) Title and name of representative	Nobuteru Suzuki Representative Director of the Board, President and Executive Officer	Tsuyoshi Shimoji Representative Director, President and CEO

(4) Description of business	As an operating holding company, World manages the overall operations of the Group, which engages in brand, digital, and platform businesses, and conducts operations ancillary thereto.	Management of business activities of subsidiary companies and group companies, and related operations.

(5) Stated capital	6,000 million yen	15,000 million yen

(6) Date of incorporation	January 13, 1959	June 1, 2011

(7) Number of issued shares	77,139,828 shares	63,438,793 shares

(8) Fiscal year-end	End of February	End of February

(9) Number of employees (consolidated)	7,094 people (as of the end of February 2026)	4,108 people (as of the end of February 2026)

(10) Major business partners	Domestic and overseas companies, etc.	—

(11) Major banks	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Mizuho Bank, Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd.

(12) Major shareholders and shareholding percentages (Note 1)	The Master Trust Bank of Japan, Ltd. (Trust Account)	8.48%	The Master Trust Bank of Japan, Ltd. (Trust Account)	12.06%
	Hidezo Terai	4.36%	Alpen Co. Ltd.	6.31%
	Custody Bank of Japan, Ltd. (Trust Account)	3.10%	Nippon Life Insurance Company	6.10%
	AT Co., Ltd.	2.62%	Mizuho Bank, Ltd.	4.88%
	KM Co., Ltd.	2.62%	Custody Bank of Japan, Ltd. (Money Trust Taxable Account)	4.48%
	YR Co., Ltd.	2.62%	Custody Bank of Japan, Ltd. (Trust Account)	3.52%
	EH Co., Ltd.	2.20%	Sumitomo Mitsui Banking Corporation	3.20%
	Kenji Kamiyama	1.82%	Fumihiko Hasegawa	2.87%
	Toyoshima & Co., Ltd.	1.53%	Masahiko Miyake	1.84%
	World Group Employee Stock Ownership Association	1.46%	Toray Industries, Inc.	1.80%

(13) Relationship between the parties

Capital relationship	Not applicable.

Personnel relationship	Not applicable.

Business relationship	Not applicable.

Status as related party	Not applicable.

(14) Consolidated financial results and financial position for the past three fiscal years (millions of yen, except as otherwise indicated)

World (IFRS)

Fiscal year (Note 2)	Fiscal year ended February 2024 (Note 3)	Fiscal year ended February 2025	Fiscal year ended February 2026

Total equity	88,418	86,439	96,282
Total assets	239,685	273,826	280,059
Equity attributable to owners of parent per share (yen)	1,204.90	1,191.48	1,300.45
Revenue	202,342	225,658	284,014
Core operating profit	13,569	17,013	16,407
Operating profit	12,004	16,730	16,028
Profit attributable to owners of parent	6,764	11,039	12,013
Basic earnings per share (yen)	93.68	158.61	171.36
Dividend per share (yen)	28.00	40.00	54.50

TSIHD (Japanese GAAP)

Fiscal year	Fiscal year ended February 2024	Fiscal year ended February 2025	Fiscal year ended February 2026
Net assets	97,422	108,230	99,321
Total assets	133,464	141,159	174,204
Net assets per share (yen)	1,287.25	1,553.70	1,704.79
Net sales	155,383	156,606	167,085
Operating income	1,760	1,636	4,325
Ordinary income	3,758	2,076	5,440
Profit attributable to owners of parent	4,849	15,230	3,793
Net income per share (yen)	59.97	210.02	60.48
Dividend per share (yen)	15.00	65.00	40.00

(Note 1)	Shareholding percentages are calculated based on the total number of issued shares, excluding treasury shares.
(Note 2)	The figures for each fiscal year have been retrospectively adjusted to reflect the two-for-one stock split of World’s common stock implemented on March 1, 2026.
(Note 3)	Due to a change in its fiscal year-end, World’s fiscal year ended February 2024 was an irregular 11-month fiscal year.

5.	Overview of the Company to Be Newly Established Through the Share Transfer (Joint Holding Company)

(1) Trade name	INFINITY UNITED Inc.

(2) Location of head office	3-5-10, Kita-aoyama, Minato-ku, Tokyo

(3) Representative and prospective officers	Please see Exhibit “List of Officers.” The Joint Holding Company is expected to be a company with an audit and supervisory committee (a voluntary nomination and remuneration committee will be established, with a majority of its members being independent outside directors and an independent outside director serving as committee chair).

(4) Description of business	Management of subsidiaries, etc. and all businesses incidental or related thereto

(5) Stated capital	5 billion yen (scheduled)

(6) Fiscal year-end	End of February

(7) Net assets	Not yet determined as of the date hereof.

(8) Total assets	Not yet determined as of the date hereof.

(9) Stock exchange on which the shares will be listed	Prime Market of TSE

(10) Accounting auditor	PricewaterhouseCoopers Japan LLC

(11) Shareholder register administrator	Mitsubishi UFJ Trust and Banking Corporation

(Note)	The accounting auditor will be formally appointed subject to approval at the shareholders’ meeting of the Joint Holding Company.

6.	Overview of Accounting Treatment

The accounting treatment for the Share Transfer is expected to be classified as an “acquisition” under the Accounting Standard for Business Combinations, and the purchase method is therefore expected to apply. As a result of the application of the purchase method, goodwill (or negative goodwill) is expected to arise in the consolidated financial statements of the Joint Holding Company; however, the amount thereof has not yet been determined.

7.	Future Outlook

The management policies, plans, financial forecasts, and other matters of the Joint Holding Company to be newly established through the Share Transfer will be considered by the Companies going forward and announced once determined.

The management structure contemplated as of today following the establishment and initial listing of the Joint Holding Company is as set forth in Exhibit “List of Officers.”

End

Exhibit: List of Officers

The structure of officers (scheduled) of INFINITY UNITED Inc., the Joint Holding Company scheduled to be established on March 1, 2027, is as follows.

Title	Name
Representative Director and Chairperson	Tsuyoshi Shimoji

Representative Director, President and Executive Officer	Nobuteru Suzuki

Director, Vice President and Executive Officer	Keiichi Nakabayashi

Director, Vice President and Executive Officer	Mitsuru Naito

Director (Member of the Audit & Supervisory Committee)	Naoteru Matsuzawa

Director (Member of the Audit & Supervisory Committee)	Shigehiko Onodera

Outside Director	Hidehiko Aoki (Chair of the Board of Directors)

Outside Director	Hayuru Tsutsumi

Outside Director	Ryo Oishi

Outside Director	Rumiko Tanabe

Outside Director (Member of the Audit & Supervisory Committee)	Naoko Tomita

Outside Director (Member of the Audit & Supervisory Committee)	Kanae Fukushima

Outside Director (Member of the Audit & Supervisory Committee)	Yoko Yamaguchi

(Note)

Mr. Hidehiko Aoki, Ms. Hayuru Tsutsumi, Mr. Ryo Oishi, Ms. Rumiko Tanabe, Ms. Naoko Tomita, Ms. Kanae Fukushima, and Ms. Yoko Yamaguchi are outside directors as defined in Article 2, item (xv) of the Companies Act.

Mr. Masanori Maekawa, currently Director and COO of TSIHD, is scheduled to assume the position of Representative Director and President of TSI Inc. (intermediate holding company) described in Section (iii) of “(2) Method of the Share Transfer” under “2. Summary of the Business Integration.”

Overview of Business Integration Between World Co., Ltd. and TSI Holdings Co., Ltd. October 14, 2026

Evolving Consumer Dynamics and New Creative Opportunities As global SPAs and emerging players gain ground, shifting customer needs and buying behavior create new challenges and opportunities for creativity and engagement. Transition to a Circular Business Model As mass production, heavy discounting and large-scale disposal reach their limits, the industry must shift to sustainable earnings models built on regeneration and reuse. Domestic Competition and Industry Optimization Oversupply and rising costs create significant scope to strengthen competitiveness and optimize costs through consolidation and shared resources. 1. Objectives of the Business Integration Guided by the shared belief, “Japanese fashion still possesses the power to inspire the world in ways yet unseen,” the Business Integration will unlock multifaceted value beyond traditional apparel and build a foundation where diverse creativity can thrive. 01 Shared View of the Business Environment 02 03 TSI Group Distinctive brands and creative capabilities World Group Diverse brands and unique platforms across B2B and circular businesses Combining an inclusive culture and management with a strong business platform leveraging scale will convert duplicate investments into value and realize a value-creating enterprise that brings new creativity to the world. Short to Medium term | Generate synergies and reinvest in growth and human capital to establish the “third pole” as a profitable platform Long term | Scale a circular model that reduces environmental impact, grows earnings and powers global creativity

2. Expected Synergy Effects from the Business Integration Reinvest resources generated through cost optimization in growth and talent to drive sustainable value creation Combining the Companies’ know-how, resources and business platforms to enhance corporate and shareholder value 1 Capture Economies of Scale 2 Unlock Growth Through Integrated Capabilities 3 Creating new value through growth and human capital investments in both quality and quantity Integrate IT, logistics and corporate functions to reduce duplicative investment and administrative costs Share value chain platforms and integrate purchasing and payments to strengthen cost competitiveness Combine customer data, content and sales channels to advance OMO and digital marketing Create new growth opportunities through complementary regional channels, shared content and joint overseas expansion Use greater capacity for disciplined investment in M&A, overseas growth and circular businesses Invest in talent, expertise and organizational capabilities to accelerate creativity and new business value

3. Name of the Joint Holding Company INFINITY = Limitless Enterprise uniting diverse creativity and expertise to unlock boundless potential Fashion, Life & Entertainment Enterprise INFINITY UNITED Inc.

4. Slogan of the Joint Holding Company SHAPE A BETTER WORLD “SHAPE” expresses the determination to turn ideas into action and shape the future. This is a declaration that every individual involved—whether conceptualizing, designing, creating, delivering, selling, or supporting—serves as an agent of transformation, shaping a sustainable future for both people and society through fashion entertainment.

5. Philosophy and Vision of the Joint Holding Company PURPOSE Connecting people and society with joy through the power of creativity MISSION VISION Become a new fashion value-creating enterprise with a global presence As a new pole in the fashion industry, the Joint Holding Company will transform industry-wide losses and inefficiencies into resources for growth, and expand its business beyond apparel into the creative and entertainment domains, thereby continuously creating new value both domestically and globally Enhancing existing value and creating yet-unseen value through diverse creativity and deep expertise, thereby contributing to a better tomorrow for our customers and society Fulfilling our responsibilities to society and the environment through sincere value creation, thereby achieving sustainable development in harmony with the global community

6. Overview of the Business Integration Overview of the Business Integration Integration Structure World Co., Ltd. (“World”) and TSI Holdings Co., Ltd. (“TSIHD”) will become wholly owned subsidiaries of the newly established joint holding company, INFINITY UNITED Inc. (“INFINITY UNITED”), through a joint share transfer. Share Transfer Ratio World : TSIHD = 1 : 0.8 1 common share of INFINITY UNITED for each World share 0.8 common share(s) of INFINITY UNITED for each TSIHD share ① Current ② Capital Relationship After the Integration (Upon Effectiveness of the Joint Share Transfer) World Shareholders TSIHD Shareholders INFINITY UNITED (Listed) World (Unlisted) TSIHD (Unlisted) 100% 100% World and TSIHD are scheduled to be delisted on February 25, 2027 INFINITY UNITED is scheduled for a technical listing on the TSE Prime Market on March 1, 2027 ③ Capital Relationship After the Integration (After Corporate Reorganization) (Scheduled) Corporate reorganization procedures are planned after the joint share transfer becomes effective TSI Inc., World Brands Co., Ltd. and World Solutions Co., Ltd. will serve as intermediate holding companies The Companies are considering renaming World Brands Co., Ltd. to World Co., Ltd. World Shareholders TSIHD Shareholders INFINITY UNITED (Listed) World Solutions (Intermediate HoldCo) TSI (Intermediate HoldCo) 100% 100% World Brands (Intermediate HoldCo) 100% World Shareholders TSIHD Shareholders World (Listed) TSIHD (Listed)

7. Overview of Joint Holding Company Trade name INFINITY UNITED Inc. Head office 3-5-10 Kita-aoyama, Minato-ku, Tokyo Governance structure Company with an Audit and Supervisory Committee; outside directors will form a Board majority and chair the Board, with a voluntary nomination and remuneration committee Representative and Prospective Officers (1) Title Name Current Position Representative Director and Chairperson Tsuyoshi Shimoji TSIHD Representative Director, President and CEO Representative Director, President and Executive Officer Nobuteru Suzuki World Representative Director of the Board, President and Executive Officer Director, Vice President and Executive Officer Keiichi Nakabayashi World Member of the Board, Executive Vice President and Executive Officer Director, Vice President and Executive Officer Mitsuru Naito TSIHD Executive General Manager and CFO Director (Member of the Audit & Supervisory Committee) Naoteru Matsuzawa World Director (Member of the Audit & Supervisory Committee) Director (Member of the Audit & Supervisory Committee) Shigehiko Onodera TSIHD Executive Officer Outside Director Hidehiko Aoki World Outside Director (Chair of the Board of Directors) Outside Director Hayuru Tsutsumi World Outside Director Outside Director Ryo Oishi World Outside Director Outside Director Rumiko Tanabe TSIHD Outside Director Outside Director (Member of the Audit & Supervisory Committee) Naoko Tomita World Outside Director (Member of the Audit & Supervisory Committee) Outside Director (Member of the Audit & Supervisory Committee) Kanae Fukushima World Outside Director (Member of the Audit & Supervisory Committee) Outside Director (Member of the Audit & Supervisory Committee) Yoko Yamaguchi TSIHD Outside Audit & Supervisory Board Member Business Management of subsidiaries, etc. and all businesses incidental or related thereto Stated capital 5 billion yen (scheduled) Fiscal year-end End of February Stock exchange TSE Prime Market Accounting auditor PricewaterhouseCoopers Japan LLC Shareholder register administrator Mitsubishi UFJ Trust and Banking Corporation Note: Mr. Hidehiko Aoki, Ms. Hayuru Tsutsumi, Mr. Ryo Oishi, Ms. Rumiko Tanabe, Ms. Naoko Tomita, Ms. Kanae Fukushima, and Ms. Yoko Yamaguchi are outside directors as defined in Article 2, item (xv) of the Companies Act. Mr. Masanori Maekawa, currently Director and COO of TSIHD, is scheduled to assume the position of Representative Director and President of TSI (intermediate holding company).

8. Schedule of the Business Integration Board of directors’ meetings to approve the Business Integration Agreement and the Share Transfer Plan (the Companies) October 14, 2026 (Today) Execution of the Business Integration Agreement and preparation of the Share Transfer Plan (the Companies) Public notice of the record date for the extraordinary general meetings of shareholders (the Companies) October 16, 2026 (Scheduled) Record date for the extraordinary general meetings of shareholders (the Companies) October 31, 2026 (Scheduled) Extraordinary general meeting of shareholders to approve the Share Transfer Plan (the Companies) December 24, 2026 (Scheduled) Delisting date (the Companies) February 25, 2027 (Scheduled) Registration date of incorporation of the Joint Holding Company (effective date of the Share Transfer) March 1, 2027 (Scheduled) Initial listing date of shares of the Joint Holding Company

9. Overview of the Parties to the Share Transfer Name World Co., Ltd. TSI Holdings Co., Ltd. Location 6-8-1 Minatojima-Nakamachi, Chuo-ku, Kobe City, Hyogo Sumitomo Fudosan Aoyama Building, 8-5-27 Akasaka, Minato-ku, Tokyo Title and name of representative Nobuteru SuzukiRepresentative Director of the Board, President and Executive Officer Tsuyoshi ShimojiRepresentative Director, President and CEO Description of business As an operating holding company, World manages the overall operations of the Group, which engages in B2C and B2B businesses, and conducts operations ancillary thereto. Management of business activities of subsidiary companies and group companies, and related operations. Stated capital 6,000 million yen 15,000 million yen Date of incorporation January 13, 1959 June 1, 2011 Number of issued shares 77,139,828 shares 63,438,793 shares Fiscal year-end End of February End of February Employees (consolidated) 7,094(as of the end of February 2026) 4,108(as of the end of February 2026) Revenue Fiscal year ended February 2026284,014 million yen Fiscal year ended February 2026167,085 million yen